# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Franklin Wireless Corp., CIK 0000722572
CUSIP: 355184102
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 9707 Waples Street, Suite 150, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001354488-13-002216
Filed by CIK 0001268460

## Reporting persons
- Paul Packer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 727,794; sole dispositive power 0; shared dispositive power 727,794; aggregate amount beneficially owned 727,794 (6.2% of the class)
- Globis Capital Partners, L.P: type of reporting person: investment company (IV), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 727,794; sole dispositive power 0; shared dispositive power 727,794; aggregate amount beneficially owned 727,794 (6.2% of the class)
- Globis Capital Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 727,794; sole dispositive power 0; shared dispositive power 727,794; aggregate amount beneficially owned 727,794 (6.2% of the class)
- Globis Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 727,794; sole dispositive power 0; shared dispositive power 727,794; aggregate amount beneficially owned 727,794 (6.2% of the class)
- Globis Capital, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 727,794; sole dispositive power 0; shared dispositive power 727,794; aggregate amount beneficially owned 727,794 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Franklin Wireless Corp.
Address of issuer's principal executive offices: 9707 Waples Street, Suite 150, San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing: Paul Packer
Address of principal business office or, if none, residence: 7100 West Camino Real Suite 302-48 Boca Ratn, FL 33433
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 727,794
Percent of class: 6.2%
Shared power to vote or to direct the vote: 727,794
Shared power to dispose or to direct the disposition: 727,794

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Paul Packer: /s/ Paul Packer, Paul Packer/Managing Member (05/14/2025)
- Globis Capital Partners, L.P: /s/ Paul Packer, Paul Packer/ Managing Member (05/14/2025)
- Globis Capital Advisors, LLC: /s/ Paul Packer, Paul Packer/Managing Member (05/14/2025)
- Globis Capital Management, LP: /s/ Paul Packer, Paul Packer/Managing Member (05/14/2025)
- Globis Capital, L.L.C.: /s/ Paul Packer, Paul Packer/Managing Member (05/14/2025)